BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue
Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

November 6, 2006

John Cannarella
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Cannarella:

Re:	Garuda Capital Corporation (the “Company”)
Amendment No.1 to Form 8-K
File No. 0-30927

In response to your comment letter dated October 30, 2006, please find enclosed three marked copies of the Company’s Amended Form 8-K/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Form 8-K/A:

1.	Please disclose which quarterly periods can no longer be relied upon.

RESPONSE:

We have revised the 8-K/A to clarify specific quarterly reports which should not be relied upon as the following:

"The financial statements on its Quarterly Report ended March 31, 2005 should also not be relied upon. This quarterly Financial Statements will likely be restated to reflect the following:

  The valuation of common stock issued for non-cash consideration on the measurement date using the guidance in EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The effect of the restatement is to recognize additional stock based compensation of $22,000 and an increase of $22,000 to additional paid-in capital.

These adjustments will likely result in a corresponding increases in its current assets, total assets, net loss and net loss per share. The Company intends to file amendment on Form 10-QSB for the quarter ended March 31, 2005 to address those corresponding increases. The Company anticipates it will file the amendment to the Form 10-QSB within the next 30 days.

The above amounts represent management's estimates of the changes to the 2005 Financial Statements at this date and are subject to change based upon further investigation.

Upon completion of the review of its financial statements on Form 10-QSB for September 30, 2005, December 31, 2005, and March 31, 2006, the Board of Directors of the Company discussed with its independent registered public accounting firm and concluded that its previously issued financial statements on those Quarterly Reports should no longer be relied upon. The Company will restate its balance sheet and statements of operations and cash flows to reclassify items related to the valuation of common stock issued for non-cash consideration, the valuation of warrants issued for debt using the Black Scholes Option Pricing Model, inventory, cost of good sold and translation of property and equipment using the appropriate year end foreign exchange rate."

2.	Please disclose the estimated date that you anticipate filing your restated financial statements including those for the annual and related quarterly periods.

RESPONSE:

We have revised the 8-K/A to clarify that Garuda will file those amendments to 2005 annual report and related quarterly reports within the next 30 days.

“The Company intends to file an amended Annual Report on Form 10-KSB/A for the year ended June 30, 2005 and amended Quarterly Reports on Form 10-QSB/A for the quarters ended March 31, 2005, September 30, 2005, December 31, 2005 and March 31, 2006 within thirty days.”

3.

Please indicate whether or not the circumstances which resulted in your conclusion that the previously issued financial statements should not be relied upon, had an impact on your officers’ previous conclusion with respect to the effectiveness of your disclosure controls and procedures as of the end of the periods covered by those reports.

RESPONSE:

Yes. This situation has an impact on effectiveness of Garuda’s disclosure controls and procedures as of the end of each period covered by the 2005 annual report and related quarterly reports. We have revised the 8-K/A to clarify this point as follows:

“The Board of Directors of the Company determined that the amendments to its Annual Report on Form 10-KSB/A for the year ended June 30, 2005 and Quarterly Reports on Form 10-QSB/A for each of the quarters ended March 31, 2005 and September 30, 2005, December 31, 2005 and March 31, 2006, referred to above, will include an amendment and clarification of Item 8a, Controls and Procedures.

The Board of Directors of the Company has changed its position in all of its filings regarding the effectiveness of its controls and procedures. The Company now concludes that its controls and procedures were ineffective, because its accounting staff were not familiar with United States generally accepted accounting principles (GAAP) and not efficient to produce its financial statements and oversee its accounting and general internal control process. On June 13, 2006, the Company hired an independent accounting firm experienced in GAAP to produce and review its financial statements. The Company believes that it will address its weakness in internal controls over financial reporting

The Company also plans to take several steps to further improve its internal controls and procedures:

  To segregate accounting and financial reporting duties;

  To design a more effective internal control and procedure over financial reporting regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP;

  To evaluate the effectiveness of its improved disclosure controls and procedures as required by Section 404 of the Sarbanes-Oxley Act of 2003;

  To formalize a written procedure with respect to disclosure controls to remediate its current weakness.”

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /s/ Penny Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC